

Mail Stop 4720

July 11, 2017

Thomas D. Cestare
Chief Financial Officer
Beneficial Bancorp, Inc.
1818 Market Street
Philadelphia, PA 19103

> **Re: Beneficial Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-36806**

Dear Mr. Cestare:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ David Irving

David Irving
Senior Staff Accountant
Office of Financial Services